UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-162589

Audience Productions, Inc.

(Exact name of registrant as specified in its charter)

2311 N. 45th Street, Suite 310, Seattle, WA, 98103, (888) 463-4308

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Preferred Stock, No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: None*

* On January 10, 2011, Audience Productions, Inc., a Washington corporation, began selling its Series A Preferred Shares to the public. With the filing of this Form 15, the company is terminating the registration under which those securities were sold. All funds invested in the company since January 10, 2011 have been returned to the purchasers of our securities and we have ceased our selling efforts. The company continues to be entirely owned by three common shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, Audience Productions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 15, 2011	By:	/s/ Jay T. Schwartz
Jay T. Schwartz
Authorized Officer